Issuer Free Writing Prospectus, dated May 1, 2008
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-150474

Issuer: Guarantors:	Range Resources Corporation
Mountain Front Partners, LLC; Range
Resources—Appalachia, LLC; Pine Mountain
Acquisition, Inc.; Range Resources—Pine
Mountain, Inc.; PMOG Holdings, Inc.; Range
Energy I, Inc.; Range Holdco, Inc.;
Range Operating Texas, L.L.C.; Range
Production Company; Range Texas
Production, L.L.C.; Range Operating New
Mexico, Inc.; REVC Holdco, LLC; Stroud
Energy GP, LLC; Stroud Energy LP, LLC; Stroud
Energy, Ltd.; Stroud Energy Management GP,
LLC; and Stroud Oil Properties, LP

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Face:	$250,000,000

Gross Proceeds:	$250,000,000

Coupon:	7.25%

Maturity:	May 1, 2018

Offering Price:	100.000%

Yield to Maturity:	7.25%

Spread to Treasury:	351bps

Benchmark:	UST 3.5% due 2/15/2018

Ratings:	Ba3/BB

Interest Pay Dates:	November 1, and May 1

Beginning:	November 1, 2008

Clawback:	Up to 35% at 107.25%

Until:	May 1, 2011

Optional redemption:	Makewhole call @ T+50bps prior to May 1, 2013, then:

On or after:	Price:

May 1, 2013	103.625%
May 1, 2014	102.417%
May 1, 2015	101.208%
May 1, 2016 and thereafter	100.000%

Change of control:		Put @ 101% of principal plus accrued interest

Trade Date:		May 1, 2008

Settlement Date:	(T+3)	May 6, 2008

CUSIP:		75281AAJ8

ISIN:		US75281AAJ88

Joint Bookrunners:		JPMorgan Banc of America Securities LLC

Co-Manager:		BMO Capital Markets Citi Credit Suisse Deutsche Bank Securities Wachovia Securities Barclays Capital CALYON SECURITIES (USA) INC.

Issuer Free Writing Prospectus, dated May 1, 2008
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-150474

Fortis Securities LLC
KeyBanc Capital Markets
SOCIETE GENERALE
BBVA Securities
Capital One Southcoast
Comerica Securities
Natixis Bleichroeder Inc.
RBC Capital Markets
Scotia Capital
SunTrust Robinson Humphrey
We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $244.5 million. We intend to use the net proceeds from this offering to pay down a portion of the outstanding balance on our senior credit facility.
In addition, on April 30, 2008, we priced our public offering of 4,200,000 common shares at $66.38 per share. We expect to receive net proceeds from that offering of approximately $266.9 million, after deducting estimated underwriting discounts and offering expenses. In addition, we have granted the underwriters a 30-day option to purchase up to 630,000 additional shares of our common stock to cover over-allotments, if any. We intend to use the net proceeds from that offering, together with any net proceeds from any exercise of the underwriters’ over-allotment option, to pay down a portion of the outstanding balance on our senior credit facility.
Any such amounts paid down on our senior credit facility with the net proceeds from this offering or the 4,200,000 share common share offering may be reborrowed from time to time for general corporate purposes including, but not limited to, acreage acquisitions.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.